Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 21, 2012

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Navios Maritime Holdings Inc.

Form 20-F for the Year Ended December 31, 2011

Filed March 28, 2012

File No. 001-33311

Dear Ms. Cvrkel:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 10, 2012 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2011. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 54

Liquidity and Capital Resources, page 71

1.	Please revise to disclose an estimate of your expected capital expenditures for the next fiscal year.

Response: The Company currently discloses their contractual capital expenditures in Section F: Contractual Obligations of the Form 20-F. In future filings, the Company will add disclosure as to capital expenditures which the Company has committed to contractually subsequent to the fiscal year end. In future filings, the Company will revise its liquidity and capital resources disclosure to make a cross-reference to section F: Contractual Obligations.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | SAN DIEGO | LONDON | SAN FRANCISCO

Cash Used in Financing Activities for the Year Ended December 31, 2010 as compared to Cash Provided by Financing Activities for the Year Ended December 31, 2009, page 77

2.	We note your disclosure as part of the discussion in this section of the non-GAAP financial measure Adjusted EBITDA. Please revise this section to include a reconciliation of the most comparable GAAP measure to Adjusted EBITDA or to refer to your reconciliation presented elsewhere in your filing such as on page 3. See Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. In future filings, the Company will revise its disclosure to make a cross-reference to Item 3. Key Information A. Selected Financial Data where the Company presents a reconciliation of the most comparable GAAP measure to Adjusted EBITDA.

Critical Accounting Policies, page 86

Impairment of Long-lived Assets

3.	Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2011, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Response: The Company acknowledges the Staff’s comment and will modify the Critical Accounting Policies section of its MD&A in future Annual Reports on Form 20-F to include the requested tabular disclosure. The Company will prepare the requested disclosures on an aggregated basis taking into account the carrying value of the vessel including the in-place charter, if any.

A copy of the Company’s proposed disclosure follows:

As of [Date], the Company owns and operates a fleet of [#] vessels, with an aggregate carrying value of $[x.x] million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of [Date], the carrying value of [#] of the Company’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $[x.x] million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of [Date] follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

	Date of Acquisition	Purchase Price (in millions) (1)			Carrying Value (as of [Date]) (in millions) (1)
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	]
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	]
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	] *
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	]
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	]
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	] *
[Vessel name]	[Date]	$	[x.x	]	$	[x.x	]
		$	[x.x.x	]	$	[x.x.x	]

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of [Date], the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

4.

We note from the discussion in the critical accounting policies section of MD&A that the undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed fleet days (for your remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days based on a combination of the two year forward freight agreements and the 10-year average historical one year time charter rate, adjusted for outliers over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires. As shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008, please consider revising future filings to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company’s future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

Response: As of December 31, 2011, the Company’s fleet had the following characteristics:

•	an average vessel age of approximately 5.7 years and an average remaining expected economic life for its vessels of approximately 19.3 years; and

•	time charters in place that provided contracted revenues for a remaining term averaging approximately 2.5 years.

In its impairment analysis for the year ended December 31, 2011, the Company made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates);

•

an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires;

•	direct vessel expenses and general and administrative expenses based on 2011 actual assuming an annual increase of 3.0% after 2012; and

•	utilization rate of 98.6% based on the fleets historical performance.

In terms of sensitivity, the impairment test that the Company conducts is most sensitive to variances in forecasted time charter rates (for unfixed days). Accordingly, the Company performs its own sensitivity analysis on this assumption in connection with its annual impairment test.

Given that the average remaining expected economic life of its vessels is 19.3 years, management believes that performing its impairment test utilizing the 10-year historical average charter rate for similar vessels is most appropriate because the 10-year historical average is likely to best reflect the cyclicality of charter rates that the Company’s fleet will experience over its remaining expected economic life. Accordingly, when the Company performs its own sensitivity analysis on this particular input, it does so by a comparison to the measure itself. For example, the Company assesses how much lower, in percentage terms, the 10-year historical average charter rate would have to be in order to cause one or more of its vessels to “fail” step 1 (undiscounted cash flows) of the impairment test.

In connection with its vessels’ impairment testing as of December 31, 2011, the Company performed its sensitivity analysis, which revealed that there would be no impairment in any of the Company’s vessels or related time charter intangibles, where applicable, when assuming a decline in future time charter rates for unfixed days ranging from approximately 31% to 98% (depending on the vessel) from their ten-year historical averages.

The Company believes that a sensitivity analysis expressed in terms of a comparison to historical average charter rates for shorter durations (e.g. five, three or one year) would be more relevant to investors if, for example, the average remaining expected economic life of its vessels were considerably shorter than 19.3 years.

As requested, the Company will revise future filings to include more robust disclosures related to the sensitivity of the assumptions used in its impairment tests.

5.	In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

Response: The Company acknowledges the Staff’s comment and will revise its critical accounting policy disclosures in future filings to compare the 10-year historical average rate for its vessels used in determining future cash flows for purposes of its impairment analysis to the daily time charter equivalent rates that were in effect at the end of its fiscal year. For the Staff’s information, as of December 31, 2011, the 10-year historical average rates for its vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 21% higher than the daily time charter equivalent rate of the owned fleet achieved in fiscal year 2011 of $25,058 per day. For vessels under fixed contract as of December 31, 2011, the actual charter contract rates vary from a minimum of $7,600 net per day to a maximum of $52,345 net per day.

6.	We note from the disclosures in Note 20 that the majority of your goodwill balance is allocated to the Logistics Business. We further note from your disclosures that the Logistics business contributed a small percentage to your consolidated net income in 2010, and generated a net loss for the year ended December 31, 2011. We also note from your Form 6-K furnished on August 29, 2012, that the Logistics Business operated at a near breakeven point for the six months ended June 30, 2012. If the Logistics Business (or any of your reporting units) is at risk of failing step one of the goodwill impairment analysis, please revise your Critical Accounting Policies section of MD&A to disclose the following for each reporting unit that is at risk of failing step one:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: As of December 31, 2011, the fair value of each of the Company’s reporting units exceeded the carrying value of each of their respective net assets such that none of the reporting units “failed” step one of the goodwill impairment test. The fair value of the Company’s Logistics Business (one of its reporting units) exceeded its carrying value by more than 50%. Because of the extent by which the fair value exceeded the carrying value for each reporting unit, we concluded that none of our reporting units were reasonably close to failing step one of the goodwill impairment test and that further disclosure was not warranted in the Annual Report on Form 20-F.

The Company continues to monitor and assess, on a quarterly basis, whether facts or circumstances have changed such that the reporting unit is at risk of failing step one of the goodwill impairment analysis. During 2012, the Company concluded that there has been no indication of a significant change to the fair value of its logistics business and there have likewise been no significant changes in the net book value of the logistics business. Accordingly, the Company believes that the fair value of the logistics business continues to substantially exceed its carrying value.

Should the excess of fair value over the carrying value for any reporting unit deteriorate in the future such that our conclusion would be different, we confirm for the Staff that we will re-evaluate disclosure of the requested information in the applicable future filings.

Audited Financial Statements

Balance Sheet, page F-3

7.	We note that the goodwill balance decreased from December 31, 2010 to December 31, 2011. Please revise the notes to the financial statements to clearly disclose the nature of the changes in the goodwill balance between reporting periods. See guidance in ASC 350-20-50-1.

Response: The Company acknowledges the Staff’s comment. In future filings, the Company will revise the notes to the financial statements to clearly disclose the nature of the changes in the goodwill balance between reporting periods.

Statements of Cash Flows, page F-5

8.	We note that the adjustments to reconcile net income to net cash provided by operating activities include a $5,573 loss on bond extinguishment for 2011. Please explain to us why this amount is not consistent with the $21,199 loss on bond extinguishment presented on the face of the statements of comprehensive income.

Response: The $21,199 loss on bond extinguishment presented on the face of the statements of comprehensive income in connection with the extinguishment of the 2014 Notes is comprised of two components: 1) a $5,573 non-cash loss from the accelerated amortization of unamortized deferred finance costs related to the 2014 Notes and 2) a $15,626 loss relating to cash payments for transaction fees and expenses in connection with the extinguishment of the 2014 Notes.

In future filings, the Company will revise the notes to its financial statements to include the following disclosure:

“In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $21,199 loss in the statement of comprehensive income under “Loss on bond extinguishment”, which comprises a $5,573 loss relating to the accelerated amortization of unamortized deferred finance costs and a $15,626 loss relating to cash payments for transaction fees and expenses in connection with the 2014 Notes extinguishment.”

Statements of Changes in Equity, page F-7

9.	Please explain to us how you calculated or determined the amounts recorded on the statement of changes in equity related to the Navios Acquisition equity issuance and warrant exercise. In this regard we note that an amount of $23,945 was recorded as a reduction to retained earnings and $50,530 was recorded as non-controlling interest. Please advise.

Response:

During the period from May 28, 2010 through December 31, 2010, Navios Acquisition was a consolidated subsidiary. The amounts recorded in the Company’s statement of changes in equity within the caption “Navios Acquisition – equity issuance and warrant exercise including reallocation adjustments” comprise the following:

	Additional Paid-in Capital	Non-controlling Interest	Total Equity

Issuance of shares and exercise of warrants	$1,649	$33,401	$35,050
Equity issuance costs	($3,864)	—	($3,864)
Reclassifications, net	($21,730)	$17,129	($4,601)
TOTALS	($23,945)	$50,530	$26,585

Issuance of shares and exercise of warrants

Amounts included in the table above reflect the proceeds received on issuance of common shares and/or exercise of warrants to purchase common shares. The proceeds have been reflected in either additional paid-in capital (APIC) or non-controlling interest (NCI) based on who the underlying shares were issued to.

Equity issuance costs

Amounts included in the table above reflect the costs of issuing equity, which have been treated as a reduction of proceeds and have been charged directly to equity.

Reclassifications, net

Upon issuance of new equity interests of Navios Acquisition (see “Issuance of shares and exercise of warrants” above), the Company’s % ownership interest in Navios Acquisition either increases or decreases (with a corresponding decrease or increase in the NCI’s % ownership interest in Navios Acquisition) depending upon the extent to which the Company participated in the new equity issuance. In accordance with ASC 810-10-45-21A through 23, changes in a parent’s ownership interest while the parent retains its controlling financial interest are accounted for as equity transactions (no gain or loss recognized). The Company recalculates each shareholder groups’ (parent and NCI) respective interests in the underlying net assets of Navios

Acquisition following the equity issuance and, where necessary, records a reclassification (within categories of equity) calculated in a manner consistent with the guidance included in ASC 810-10-55-4D through 4E.

As highlighted in the table above, there is a net impact on equity resulting from reclassifications included within this caption of $4,601, which arises because the offsetting positive impact to NCI of $4,601 for one of the reclassifications is included within another caption in the statement of changes in equity (i.e. “Consolidation of Navios Acquisition”). The net impact of the reclassifications described above, when taking account of the several captions that include a portion of the impact, is zero.

10.	We note that in 2010 you recorded a reduction to non-controlling interest of $19,501 due to the Navios Logistics – reallocation of non-controlling interest. Please tell us and explain in the notes to your financial statements the nature and terms of this transaction and tell us how the adjustment to non-controlling interest amount was calculated or determined.

Response: In connection with its acquisition of Horamar, Navios Logistics improperly recorded the non-controlling interest in several of its second-tier subsidiaries at fair value at the date of acquisition instead of historical carryover basis as required by FAS 141, which was in effect at the time of the relevant acquisition. Navios Logistics adjusted the non-controlling interest to reflect it on a carryover basis in their historical stand-alone financial statements.

As a result of the adjustment made by Navios Logistics, Navios Holdings made a cumulative adjustment in its own consolidated financial statements for the year ended December 31, 2010 to reflect the non-controlling interests in subsidiaries of Navios Logistics’ at carryover basis. The cumulative adjustment made was assessed by the Company and was concluded to be immaterial (in accordance with SAB 99, Materiality) to all historical periods presented. Accordingly, the cumulative impact of the adjustment was recorded during the year ended December 31, 2010 as opposed to retroactively adjusting the historical financial statements.

As requested, the Company will revise the notes to the consolidated financial statements in future filings to disclose the nature of this item:

The caption “Navios Logistics – reallocation of non-controlling interest” within our consolidated statements of changes in equity relates to the impact on the Company’s consolidated financial statements of an adjustment recorded to adjust amounts recorded for fixed assets, goodwill and non-controlling interests in the Navios Logistics’ financial statements.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

11.	We note your disclosure that your ownership interest of Navios Partners and its subsidiaries was 17.22% at December 31, 2011. In light of the fact that we typically expect ownership interests of less than 20% to be accounted for under the cost method, please explain to us and revise the notes to the financial statements to disclose why you believe it is appropriate to account for your investment in Navios Partners using the equity method of accounting. Also, please explain to us how your ownership percentage in Navios Partners has changed during the years ended December 31, 2010 and 2011.

Response: As of December 31, 2011, 2010 and 2009, respectively, the Company held a 27.1%, 28.7% and 37.0% economic interest in Navios Partners, which consisted of the following:

	December 31,
	2011	2010	2009
	% of outstanding units (% of class of units)
General partner units	2.0% (100.0%)	2.0% (100.0%)	2.0% (100.0%)
Common units	9.9% (11.9%)	9.9% (12.2%)	9.3% (12.9%)
Subordinated units	15.2% (100.0%)	16.8% (100.0%)	25.7% (100.0%)
Total	27.1%	28.7%	37.0%

As of December 31, 2011, the 17.22% consisted of the investment in the General Partner units and the Subordinated units.

A comprehensive rollforward of the Company’s holdings in Navios Partners, by class of units, is provided below:

	General Partner Units	Common Units	Subordinated Units	Total – All Classes
Balance, January 1, 2010	671,708	3,131,415	8,621,843	12,424,966
Acquisition of General Partner units	316,838	—	—	316,838
Sale of Navios Aurora II to Navios Partners	23,964	1,174,219	—	1,198,183
Sale of Navios Fulvia and Navios Melodia to Navios Partners	16,089	788,370	—	804,459
Balance December 31, 2010	1,028,599	5,094,004	8,621,843	14,744,446

	2.0%	9.9%	16.8%	28.7%

Acquisition of General Partner units	93,878	—	—	93,878
Sale of Navios Luz and Navios Orbiter to Navios Partners	10,366	507,916	—	518,282
Balance December 31, 2011	1,132,843	5,601,920	8,621,843	15,356,606

	2.0%	9.9%	15.2%	27.1%

For the Staff’s information, the Company previously provided background information with respect to the governance structure of Navios Partners in its letter to the Staff dated July 27, 2010 (refer to Comment #12, which is attached hereto as Exhibit 1). In determining that it had (and continues to have) the “ability to exercise significant influence over the operating and financial policies” (ASC 323) of Navios Partners, the Company considered several factors, including, among other factors, the following:

(i)	its overall ownership interest in Navios Partners (all classes of units), which totaled 27.1% for 2011 (28.7% for 2010);

(ii)	its ownership interest in the common (voting) units of Navios Partners of 9.9%; and

(iii)	the governance structure of Navios Partners, which permits the Company, as the general partner of Navios Partners, to appoint three (out of seven) members of the Board of Directors of Navios Partners.

In future filings, the Company will revise the notes to its consolidated financial statements to disclose why it believes it is appropriate to account for its investment in Navios Partners using the equity method of accounting.

Note 3. Acquisitions/Deconsolidation, page F-25

Deconsolidation of Navios Acquisition, page F-27

12.	We note your disclosure that as of March 30, 2011, Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes. In light of the fact that Navios Holdings’ economic interest appears to be greater than 50%, please explain to us why you believe it is appropriate to account for this investment under the equity method of accounting rather than to consolidate the entity. As part of your response, please explain to us whether you have a controlling financial interest in Navios Acquisition as of December 31, 2011, as that term is used in ASC 810-10-25. Also, please tell us and explain in the notes to your financial statements how you calculate the amount of your share of the earnings or losses of Navios Acquisition for the year ended December 31, 2011. Please note that under the guidance in ASC 323-10-35-4, this amount should be based on the shares of common stock and in-substance common stock that you hold, which would appear to be 53.96% at December 31, 2011.

Response: Although the Company has an economic interest greater than 50%, it concluded that its interest in Navios Acquisition did not represent a controlling financial interest and, accordingly, that consolidation was not appropriate. This conclusion was based on the following:

1.	Determination of consolidation model (variable interest vs. voting): In making this determination, the Company first assessed whether Navios Acquisition was a variable interest entity, as that term is defined by ASC 810-10-15-14a through ASC 810- 10-15-14c (formerly, FIN 46(R), “Consolidation of Variable Interest Entities”). The Company concluded that Navios Acquisition did not meet any of the criteria set out in ASC 810-10-15-14a through ASC 810-10-15-14c and, accordingly, was not a variable interest entity. As such, the Company analyzed its interest in Navios Acquisition under the voting interest model to determine whether it should continue to consolidate Navios Acquisition.

2.	Assessment of overall interest in Navios Acquisition under a voting interest model: In addition to its common stock ownership of 45.2%, as of December 31, 2011, the Company also owned an 8.8% economic interest in Navios Acquisition represented by Series C Preferred Stock of Navios Acquisition. While the Series C Preferred Stock is considered to be “in-substance common stock” because it is economically identical to the common stock of Navios Acquisition (treated identically for dividend purposes as well as in liquidation), these Series C Preferred Stock are non-voting shares. Accordingly, the Company has only a 45.2% voting interest in Navios Acquisition (notwithstanding its 54.0% economic interest) and is unable to control Navios Acquisition.

In accordance with ASC 323-10-35-4, the Company calculates its share of the earnings (or losses) based on its 54.0% economic interest (taking into account common stock as well as in-substance common stock) in Navios Acquisition. In future filings, the Company will revise the notes to its consolidated financial statements to disclose how the Company calculates the amount of their share in the earnings and losses of Navios Acquisition.

13.	We note your disclosure that on March 30, 2011, based on the equity method of accounting, you recorded an investment in Navios Acquisition of $103,250 which represents the fair value of the common stock and Series C preferred stock that you held on such date. Please explain to us how you determined the fair value of the Series C preferred stock. As part of your response, please tell us the nature of any preferences and terms of the preferred shares. Also, please explain why you believe the Series C preferred stock represents “in-substance common stock” as you have disclosed in Note 3. Refer to the guidance in ASC 232-10-15.

Response: The primary terms of the Series C Convertible Preferred Stock (“Series C Preferred Stock”) of Navios Acquisition are as follows:

•	The Series C Preferred Stock is non-voting.

•

Each holder of shares of Series C Preferred Stock shall be entitled at their option at any time, after March 31, 2013, to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations.

•

Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received by the holder of the number of shares of Common Stock into which the shares of Series C Convertible Preferred Stock held by each holder thereof could be converted.

•	The Series C Preferred Stock has no preferred terms when compared to common stock.

The Company evaluated the Series C Preferred Stock under ASC 323-10-15-13 and concluded that it meets the definition of in-substance common stock based on the following:

1.	Subordination – In terms of liquidation, the Series C Preferred Stock has no stated or substantive economic liquidation preference over common stock. The preferred shares are treated as common stock for liquidation purposes.

2.	Risks and rewards of ownership – The Series C Preferred Stock is treated as common shares for dividend purposes. The Series C Preferred Stock participates in dividends as if the preferred shares were converted into common shares. In addition, the Series C Preferred Stock is treated the same as common stock with regards to participation in the earnings (and losses).

3.	Obligation to transfer value – The Series C Preferred Stock does not have a mandatory redemption provision or a non-fair value put option. There is no circumstance in which these preferred shareholders will receive substantive value that other common shareholders will not.

Since all three criteria were met, the Company concluded that the Series C Preferred Stock meets the definition of in-substance common stock pursuant to ASC 323-10-15-13.

Because the Series C Preferred Stock are economically identical to the common shares of Navios Acquisition (see above), the fair value of the Series C Preferred Stock was determined by using the fair value of the common stock of Navios Acquisition that was exchanged into Series C Preferred Stock. The fair value of the common stock of Navios Acquisition was estimated based on its closing stock price on the date of the exchange (March 30, 2011) of $3.97/share.

Note 9. Investments in Affiliates

14.

We note your disclosure that on January 1, 2012, in accordance with the terms of the Navios Partners partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units. Please explain to us and in the notes to your financial statements how this conversion will affect your accounting for your investment in Navios Partners under the equity method of accounting. In this regard, we note from your disclosure in Note 14 to the Form 6-K furnished on August 29, 2012, that following the conversion of the subordinated units, the common units would in-substance be equivalent to common stock. Accordingly, the common units received in the conversion are not treated as available-for-sale securities and are now accounted for pursuant to the equity method of accounting. As a result, on January 1, 2012, the carrying value of $82,572 of the common units previously accounted for as available for sale securities and $6,158 other comprehensive losses related to the available for sale common units, were reclassified to “Investments in Affiliates”. Please explain to us in more detail why the common units that previously were not considered to be common stock or “in-substance” common stock, and therefore were excluded from your equity method investment and accounted for as available for sale securities, are now considered to be appropriately included in your equity method of investment. As part of your response and your revised disclosures, please explain the nature of any changes to the terms and preferences of the common units on January 1, 2012.

Response: Prior to January 1, 2012, the Company’s investment in the subordinated units of Navios Partners was accounted for by the equity method of accounting while its investment in the common units of Navios Partners was accounted for pursuant to ASC 320 (available-for-sale securities). As set out in its letter to the SEC dated July 27, 2010 (see the Company’s response to comment #11 of the SEC’s letter to the Company dated June 17, 2010, which is attached hereto as Exhibit 2), the Company had previously determined the following:

•

Although legally titled “common units,” the common units of Navios Partners constituted neither “common stock” nor “in-substance common stock” (as those terms are defined by ASC 323-10-20) because they enjoyed certain preferences by comparison to the subordinated units of Navios Partners, including in relation to the distribution of dividends and in liquidation.

•	The subordinated units of Navios Partners did meet the definition of “common stock” as that term is defined by ASC 323-10-20.

On January 1, 2012, all of the subordinated units of Navios Partners (excluding the “Series A Subordinated Units”, which are a separate class of subordinated units) were converted into common units of Navios Partners (the “Conversion”). Following the Conversion, the Series A Subordinated Units (100% of which remained outstanding) represented only 1.8% of all outstanding units of Navios Partners.

The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” from January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted such a small portion of the capital structure of Navios Partners that the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012 and, accordingly, the dividend preference that the common units enjoyed by comparison to the Series A Subordinated Units was for a determinable period that was also very short in duration. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities pursuant to ASC 320) is accounted for by the equity method from January 1, 2012.

There were no changes to the terms and preferences of the common units as of January 1, 2012.

In future filings, the Company will revise its footnote disclosures to describe the impact of the Conversion on the accounting for the Company’s investment in Navios Partners. A copy of the Company’s proposed disclosure is as follows:

On January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 common units of Navios Partners. As a result of the conversion, the common units held as of December 31, 2011 are now accounted for under the equity method (whereas they were accounted for as available-for-sale securities through December 31, 2011). As a result, the carrying value of the available-for-sale securities of $82,472 plus the amount reflected in other comprehensive losses of $6,158 (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates.”

Note 13. Employee Benefit Plans, page F-52

Stock Plan

15.	We note from the disclosure included on page F-53 that the Company utilized the simplified method for purposes of determining the expected term of its stock option awards. As it appears from the disclosure on page F-52 that the Company has been issuing stock option grants for several years, please tell us and explain in the notes to your financial statements why the Company is using this method to determine the expected term of its stock option grants. If you do not have sufficient historical share option exercise experience upon which to estimate the expected term of your stock options, please explain why. Refer to the guidance outlined in SAB Topic 14:D, Question 6.

Response: In October 2007, the Company began granting stock options pursuant to the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (established in December 2006). The first exercise of stock options was in 2010 and the number of options exercised during each of the years ended December 31, 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. Therefore, as of December, 31, 2011, the Company concluded that it does not have sufficient historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term and, accordingly, opted to apply the simplified method instead pursuant to SAB Topic 14:D, Question 6.

In future filings, the Company will revise its notes to the financial statements to include the reason why the simplified method has been used or, if applicable, why the Company has changed the method used for determining the expected term of its stock option grants.

Note 19. Disposal of Assets, page F-63

16.	Please revise Note 19 to explain how the amount of the deferred gain recognized in connection with the various vessels disposed of during 2011, 2010 and 2009 was calculated or determined.

Response: The deferred gain recognized in connection with the various vessels disposed of during 2011, 2010 and 2009, relates to the sale of vessels by the Company to Navios Partners. In Note 16: Transactions With Related Parties of the Form 20-F, the Company discloses how the amount of deferred gain is determined in connection with the sale of vessels to Navios Partners:

Sale of Vessels and Sale of Rights to Navios Partners: “Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners.”

In future filings, the Company will, in Note 19, more clearly cross-reference the disclosure in Note 16.

Report on Form 6-K dated August 27, 2012

17.

We note the presentation of the non-GAAP measures EBITDA, and Adjusted EBITDA for the Company, for Navios Logistics and for Navios Acquisition in the press release furnished as an exhibit to your report on Form 6-K. We also note that your disclosures in the press release indicate that these non-GAAP measures are used primarily as liquidity measures by Navios Holdings, Navios Acquisition and Navios Logistics. We further note that you have reconciled the non-GAAP measures presented for Navios Holdings and Navios Acquisition to cash flow from operations whereas for Navios Logistics the non-GAAP measures have been reconciled to net income. Since your disclosures indicate that EBITDA is used primarily as a liquidity measure by Navios Logistics, please revise to reconcile EBITDA for this entity to the most comparable GAAP measure, which is net cash provided by operating activities.

Response: As disclosed in the Company’s press release, Navios Holdings and Navios Acquisition primarily use EBITDA and Adjusted EBITDA as liquidity measures and, accordingly, reconcile each of those non-GAAP measures to net cash provided by operating activities (the most comparable GAAP measure). However, for stand-alone reporting purposes (refer to page 8 of the Form 20-F of Navios Logistics for the year ended December 31, 2011), Navios Logistics discloses that its management team primarily uses EBITDA as a measure of operating performance and, accordingly, reconciles that non-GAAP measure to net (loss)/income attributable to Navios Logistics’ stockholders (the most comparable GAAP measure).

As a significant component of the overall consolidated results of operations of Navios Holdings, Navios Holdings includes certain disclosures in its own press release related to the stand-alone financial performance of Navios Logistics. In so doing, the Company has maintained the perspective of Navios Logistics’ management with respect to the use of EBITDA primarily as an operating measure.

The Company acknowledges the inconsistency highlighted by the Staff’s comment and will, in future SEC filings (including press releases filed on Form 6-K), revise its non-GAAP measures disclosure to clarify that EBITDA for Navios Logistics is used primarily as an operating measure.

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Form 20-F or this response letter.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Claire Erlanger, Division of Corporation Finance)

Navios Maritime Holdings Inc. (Mr. George Achniotis)

Exhibit 1

Excerpt from letter from the Company to the Staff dated July 27, 2010 (Comment #12) in connection with the Company’s Form 20-F for the year ended December 31, 2009 (File No. 001-33311).

12. In a related matter, we note from your December 31, 2008 20-F that as a result of the sale of this vessel to Navios Partners, Holdings held a 51.6% ownership in Partners. Please clarify for us the percentage of Navios Partners units held at December 31, 2008 and December 31, 2009, including any units classified as “available for sale” securities. Also, please explain how your ownership percentage in Navios Partners has changed as a result of vessel and other transactions as applicable. Your response should also clearly explain why if a controlling ownership interest of greater than 50% was held at December 31, 2008 and 2009, Navios Partners was not consolidated in your financial statements along with the relevant technical accounting literature that provides the basis for your conclusions. We may have further comment upon receipt of your response.

Response: As of December 31, 2009 and 2008, the Company held a 37.0% and 51.6% economic interest in Navios Partners, which consisted of the following:

	December 31,
	2009	2008
	% of outstanding units (% of class of units)

General partner units	2.0% (100.0%)	2.0% (100.0%)

Common units	14.4% (23.0%)	9.3% (12.9%)

Subordinated units	35.1% (100.0%)	25.7% (100.0%)

Total	51.6%	37.0%

A comprehensive rollforward of the Company’s holdings in Navios Partners, by class of units, is provided below:

	General Partner Units	Common Units	Subordinated Units	Total – All Classes
Balance, January 1, 2008	369,834	—	7,621,843	7,991,677

Sale of Navios Aurora to Navios Partners	63,906	3,131,415	—	3,195,321

Balance, December 31, 2008	433,740	3,131,415	7,621,843	11,186,998

	2.0%	14.4%	35.1%	51.6%

Sale of common units	217,560	—	—	217,560

Cancellation of sale of Navios Bonavis	20,408	—	1,000,000	1,020,408

Balance, December 31, 2009	671,708	3,131,415	8,621,843	12,424,966

	2.0%	9.3%	25.7%	37.0%

Although the Company owns greater than 50% of all outstanding units (all classes) as of December 31, 2008, it concluded that its interest in Navios Partners did not represent a controlling financial interest and, accordingly, that consolidation was not appropriate.

Determination of consolidation model (variable interest vs. voting)

In making this determination, the Company first assessed whether Navios Partners was a variable interest entity, as that term is defined by ASC 810-10-15-14a through ASC 810- 10-15-14c (formerly, FIN 46(R),“Consolidation of Variable Interest Entities”). The Company concluded that Navios Partners did not meet any of the criteria set out in ASC 810-10-15-14a through ASC 810-10-15-14c and, accordingly, was not a variable interest entity. As such, the Company analyzed its interest in Navios Partners under the voting interest model to determine whether it should consolidate Navios Partners.

Assessment of general partnership interest under a voting interest model

Under ASC 810-20-25 (formerly, EITF 04-5 “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”), the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. That presumption may be overcome in situations where the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights (ASC 810-20-25-5).

There are two elements of Navios Partners’ governance structure that were particularly important to the Company’s analysis, which are as follows:

•

the partnership agreement for Navios Partners requires that the general partner delegate the authority to oversee and direct the operations, management and policies of Navios Partners, including with respect to the hiring and firing of management and with respect to the approval of operating and capital budgets, on an exclusive basis to the board of directors of Navios Partners; and

•

the board of directors of Navios Partners shall consist of seven (7) directors, three (3) of which shall be appointed by the general partner (an entity controlled by the Company) and the remaining four (4) of which shall be elected by the common unitholders.

Accordingly, throughout all periods presented, the Company concluded that it was unable to control Navios Partners through its general partnership interest due to the existence of substantive participating rights held by the limited partners (through the common unit holders’ ability to elect a majority of the board of directors of Navios Partners) that permit the limited partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of Navios Partners’ business.

Assessment of overall interest in Navios Partners under a voting interest model

In addition to its general partner units, as of December 31, 2009 and 2008, the Company also owned common units (23.0% and 12.9% of the common units outstanding as of December 31, 2009 and 2008, respectively) and subordinated units (100.0% of the subordinated units outstanding as of December 31, 2009 and 2008) of Navios Partners. As noted above, the subordinated unit holders are not permitted to vote with respect to the election of four (4) members of the board of directors. Accordingly, the Company concluded that it was unable to control the board of directors, which is itself responsible for the operations, management and policies of Navios Partners. As such, throughout all periods presented, including when its interest in Navios Partners exceeded 50%, the Company concluded that it was unable to control Navios Partners through its overall interest in Navios Partners.

Exhibit 2

Excerpt from letter from the Company to the Staff dated July 27, 2010 (Comment #11) in connection with the Company’s Form 20-F for the year ended December 31, 2009 (File No. 001-33311).

11. We note that from the sale of the Navios Hope to Navios Maritime Partners in July 2008, the company received 3,131,415 common units of Navios Maritime Partners. We further note that you account for such units as an investment in available for sale securities rather than as part of your equity investment in such affiliate. Given that Holdings owns a 37% interest in Partners at December 31, 2009, based on the disclosure provided in Note 8 and accounts for such ownership interest under the equity method of accounting, it is unclear why the receipt of these common units was not added to the common units owned to change the percentage of Partners owned. Please tell us why you believe it is appropriate to account for these 3,131,415 units as an investment in available for the sale securities rather than an increase to your investment in affiliates and include the authoritative accounting guidance that supports the basis for your conclusions in your response.

Response: The 3,131,415 units issued to the Company in connection with the sale of the Navios Hope are common units of Navios Partners.

Although legally titled “common units,” the common units enjoy certain preferences by comparison to the subordinated units of Navios Partners, including in relation to the distribution of dividends and in liquidation. Accordingly, the Company concluded that the 3,131,415 units do not constitute “common stock” or “in-substance common stock” as those terms are defined by ASC 323-10-20 (formerly, EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock”) and, as such, should not be subject to the equity method of accounting. Because the common units of Navios Partners are publicly-traded, the Company further concluded that they should instead be subject to ASC 320, “Investments – Debt and Equity Securities” (formerly, FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”).

Note that the Company’s investment in the subordinated units of Navios Partners, which do meet the definition of “common stock,” as that term is defined by ASC ASC 323-10-20, are accounted for pursuant to the equity method of accounting.